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                                                                    Exhibit 99.1
                                   NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.


8300 Woodbine Avenue, 5th Floor
Markham, Ontario, Canada, L3R 9Y7

FOR IMMEDIATE RELEASE: January 31, 2005

         COOLBRANDS BOARD OF DIRECTORS ELECTS DAVID STEIN
         CO-CHAIRMAN AND CEO
         - Appointment Follows Passing of Richard Smith -

Toronto, January 31, 2005 - CoolBrands International Inc. (TSX: COB.SV.A) reported today that the Company's board of directors has elected David J. Stein, previously President and Co-Chief Executive Officer, to serve as Co-Chairman and Chief Executive Officer, effective immediately. The appointment follows the passing on January 29, 2005 of Co-Chairman and Co-Chief Executive Officer Richard E. Smith.

Speaking on behalf of the board, Michael Serruya, Co-Chairman of CoolBrands, said, "Everyone at CoolBrands is deeply saddened at Richard Smith's tragic passing. Richard was a visionary in our industry, and many of our Company's achievements are a testament to Richard's leadership and energy. Our sympathies, thoughts and prayers are with the entire Smith family."

Mr. Serruya continued, "Over the past five years, David Stein worked side by side with Richard in creating and implementing CoolBrands' strategy. As the President and Co-CEO since 2000, David is ideally equipped to drive our business forward. The board of directors will work to ensure an effective transition of Richard's responsibilities to David and his management team."

Mr. Stein said, "CoolBrands' management team has been seasoned through close collaboration with Richard over a period of many years. Drawing on this experience, and the talent and commitment of the members of our team, we can - and will - build on the foundation we created under Richard's leadership, and our Company will continue to focus on realizing its strategic objectives and working to create value for all shareholders."

The Company also said that by mutual agreement, its management agreement with Calip Dairies, Inc., pursuant to which Calip Dairies provided Richard Smith's full time management services and certain other ancillary services, had been terminated, effective immediately. The separate distribution agreement with Calip Dairies, pursuant to which Calip Dairies distributes CoolBrands' products to customers in the





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New York Metropolitan area, remains in effect, as per the terms of that agreement.

For More Information Contact:

U.S. and International                                          Canada
Jeremy Fielding/Jon Morgan                                      Robin Sears
Kekst and Company                                               Navigator Ltd.
(212) 521 4800                                                  (416) 642-6437

About CoolBrands International:

CoolBrands International competes in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands competes in the fast-growing "Better-for-You" ice cream category with offerings such as fat free, non-dairy Whole Fruit Sorbet and Atkins Endulge controlled carbohydrate super premium ice cream. New "Better-for-You" offerings by CoolBrands include No Pudge! Branded frozen snacks and a line of "Better-for-Kids" frozen snacks sold under the Crayola, Justice League, Snapple, Care Bears and Trix Pops brands. CoolBrands also competes in the super premium ice cream category with the Dreamery Ice Cream and Godiva Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams and frozen snacks under brand names including Eskimo Pie, Chipwich, Tropicana, Welch's, Yoplait and Welch's.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates a "direct store door" (DSD) ice cream distribution system in selected markets in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products, frozen snacks and other food products to well known national retailers, food companies and restaurant chains.

CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands' Dairy Components Division manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.








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CoolBrands' Franchising Division franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana Smoothies, Juices & More, Swensen's Ice Cream, I Can't Believe It's Yogurt, Yogen Fruz, Bresler's Premium Ice Cream, Golden Swirl and Ice Cream Churn, with company owned, franchised and non-traditional partnership locations around the world.

For more information about CoolBrands, visit www.coolbrandsinc.com.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.